UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

SMX (Security Matters) PLC

(Name of Issuer)

Ordinary Shares, par value $0.0022 per share

(Title of Class of Securities)

G8267K141

(CUSIP Number)

January 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9267K141

1.	Names of Reporting Persons. Ohad Betzaig
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Israeli

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
557,972

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
557,972

	8.	Shared Dispositive
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

557,972
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9)

9.26%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. G9267K141

1.	Names of Reporting Persons. 33 Capital Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization;

Israeli

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
557,972

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
557,972

	8.	Shared Dispositive
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

557,972
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not applicable
11.	Percent of Class Represented by Amount in Row (9)

9.26%
12.	Type of Reporting Person (See Instructions)

CO

Item 1.

(a)	Name of Issuer	SMX (Security Matters) PLC

(b)	Address of Issuer’s Principal Executive Offices Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, D04 T4A6, Ireland

Item 2.

(a)	Name of Person Filing	Ohad Betzaig
33 Capital Ltd.

(b)	Address of Principal Business Office or, if none, Residence

4 Berkowitz St., mailbox 27, Tel Aviv 6423806, Israel

(c)	Citizenship	Israeli

(d)	Title of Class of Securities	Ordinary Shares, par value $0.0022 per share (“Ordinary Shares”)

(e)	CUSIP Number	G8267K141

Item 3.	If this statement is filed pursuant to §~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 557,972

(b)	Percent of class: 9.26%, based on 6,023,243 Ordinary Shares issued and outstanding on January 12, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	557,972
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	557,972
(iv)	Shared power to dispose or to direct the disposition of	0

The Ordinary Shares for which 33 Capital Ltd. is reporting sole voting and dispositive power are owned by it directly.

The Ordinary Shares for which Ohad Betzaig is reporting sole voting and dispositive power are directly owned 33 Capital Ltd., which is owned and controlled by Ohad Betzaig.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit 1	Joint Filing Agreement between 33 Capital Ltd. and Ohad Betzaig

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

33 Capital Ltd.

By:	/s/ Ohad Betzaig
Name:	Ohad Betzaig

03.04.2024
Date

/s/ Ohad Betzaig
Name:	Ohad Betzaig

03.04.2024
Date

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the ordinary shares, $0.0022 per share, of SMX (Security Matters) PLC and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

33 Capital Ltd.

By:	/s/ Ohad Betzaig
Name:	Ohad Betzaig

03.04.2024
Date

/s/ Ohad Betzaig
Name:	Ohad Betzaig

03.04.2024
Date